SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

March 18, 2011

BP TO SELL SOME U.S. FUEL STORAGE
AND PIPELINE ASSETS TO BUCKEYE

BP Products North America today announced that it has agreed to sell a package of 33 refined products terminals and 992 miles of pipelines across 13 states to Buckeye Partners L.P.  Buckeye has also agreed to buy BP's 50 per cent share in Inland Corporation, the pipeline joint venture in Ohio.

Under the terms of the agreement Buckeye has agreed to pay BP $225 million in cash, subject to closing adjustments. Subject to regulatory approvals and pre-emption rights of co-owners, the transaction is expected to complete during the second quarter of 2011.

The planned divestment was originally announced in October 2009 as a move to simplify BP's downstream portfolio, increasing efficiency and decreasing capital employed while maintaining BP's marketing footprint in the US. BP expects to continue to market its fuel through the terminals and will continue with the customer relationships currently in place.

Notes to editors:

•
Inland Corporation, currently operated by BP Pipelines (North America) Inc., owns one of the largest product pipeline systems in the state of Ohio and consists of approximately 350 miles of active pipeline and 259 miles of out of service pipeline. The pipeline system connects three refineries in the Ohio area, BP/Husky in Toledo, Husky in Lima, and SUN in Toledo to 15 terminals.

Further information:

BP press office, London: +44 (0)20 7496 4076
BP Press office, Houston: +1 281 366 4463

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  18 March, 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary